[redacted]

13014686

STATES
IANGE COMMISSION
, D.C. 20549

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SEC Mail Processing Section

MAR 1 2013

Washington DC
400

SEC FILE NUMBER
8-52349

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MMC Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore (201) 284-4908
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) N.Y. (State) 10281-1414 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 1 2013
02 REGISTRATIONS BRANCH

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

EM 3/12/13

OATH OR AFFIRMATION

I, Mark J. Happe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMC Securities Corp. for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

MARK J. HAPPE
PRESIDENT

26 FEB 2013
Date

Subscribed and sworn before me on this 26th day of February, 2013

Notary Public

JANICE L TYSON
Notary Public - State of New York
NO. 01TY4974234
Qualified in Bronx County
My Commission Expires 11/5/2014

MMC SECURITIES CORP.
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
(SEC I.D. No. 8-52349)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2012 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MMC Securities Corp.:
New York, NY

We have audited the accompanying statement of financial condition of MMC Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc., as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's presentation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MMC Securities Corp. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2013

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 9,460,971
Receivable from affiliates	443,455,699
Fees and commissions receivable (net of allowance for doubtful accounts)	4,478,293
Receivable from clearing organization	364,858
Federal income tax receivable	242,553
State income tax receivable	236,132
Other	845,873
TOTAL ASSETS	$ 459,084,379

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to affiliates	$ 2,725,173
Deferred revenue	997,497
State income tax payable	609,835
Other	521,641
Total liabilities	4,854,146
STOCKHOLDERS' EQUITY:	
Common stock ($1 par value, 1,000 shares authorized, 930 shares issued and outstanding)	930
Additional paid-in capital	411,124,945
Retained earnings	43,104,358
Total stockholders' equity	454,230,233
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 459,084,379

See notes to statement of financial condition.

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. NATURE OF BUSINESS

MMC Securities Corp. (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides the following services:

- investment banking and capital markets services including advising clients on capital adequacy, raising equity capital and underwriting catastrophe bonds;
- retirement, pension, executive compensation and benefits consulting and advisory services to qualified and non-qualified benefits plans, companies and executives;
- consulting services to corporate clients for financial risk solutions through structured transactions involving risk transfer and project finance.

The Company does not hold customer securities or customer funds and clears transactions through Pershing LLC on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any material events or transactions that occurred subsequent to December 31, 2012 through February 27, 2013 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to the statement of financial condition.

Use of Estimates - The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature.

Allowance for doubtful accounts - The Company maintains an allowance for doubtful accounts to provide coverage for estimated losses from fees and commissions receivable. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable. As of December 31, 2012, the allowance for doubtful accounts was $50,147.

Income Taxes - The Company is included in the consolidated Federal income tax return and certain unitary state tax returns filed by MMC. Income taxes relating to such jurisdictions are calculated for the Company as if it filed a separate return and are payable to MMC. The Company files a separate return for all other state and local income taxes. Income tax receivable represents amounts due from federal and various state tax authorities resulting from overpayment of taxes.

The Company applies the accounting guidance issued by the Financial Accounting Standards Board ("FASB") on the accounting for uncertainty in income tax positions. The guidance requires that the Company recognize in its statement of financial condition the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position.

As of December 31, 2012, no reserves for uncertain tax positions were required to be recorded by the Company for any of the Company's open tax years from 2007 through 2012.

3. RELATED PARTY TRANSACTIONS

Services purchased from affiliates include payments for compensation, benefits, travel, entertainment, and overhead costs such as facilities, equipment, and communications that MMC has made on behalf of the Company in connection with the Company's activities. Costs related to services purchased are stipulated in expense sharing agreements and are allocated to the Company based upon the time spent by the employees of MMC or its affiliates on the Company's activities. The costs paid for these services may not be representative of the costs that would have been incurred had the Company secured these services using independent outside contractors.

As of December 31, 2012, the Company's receivable from affiliates balance of $443,455,699 is comprised of interest bearing accounts. The Company transfers certain excess operating cash balances on its accounts with a third party bank to an interest bearing account with MMC. The estimated fair value of the Company's receivable approximates its carrying value.

As of December 31, 2012, the Company's payables to affiliates balance of $2,725,173 primarily represent liabilities for the cost of certain administrative services provided to the Company by various companies within MMC. Payables to affiliates are settled on a monthly basis.

4. TRANSFER OF CERTAIN BUSINESS ACTIVITIES

In November 2011, the Company began the transfer of the broker of record designation and collection of corresponding 12b-1 fees and other revenue for certain administration activities performed in connection with the defined contribution business operated by the Company on behalf of Mercer HR Services, LLC, an affiliated entity, to Mercer Trust Company ("MTC"), an affiliated regulated entity. The transfer of this activity was approved by FINRA and by the New Hampshire Banking Department, which regulates MTC.

In March 2012, the Company's self directed 401(k) participant and IRA client accounts were transferred to a third party broker dealer.

5. CREDIT FACILITIES

MMC and certain of its subsidiaries maintain a $1.0 billion multi-currency five year unsecured revolving credit facility (the "Facility") to support their liquidity needs. The Company is designated as a permitted borrower under the Facility. Subsidiary borrowings under the Facility are unconditionally guaranteed by MMC. The interest rate on this Facility is based on LIBOR plus a fixed margin which varies with MMC's credit ratings. Citibank, N.A. is Administrative Agent and Bank of America, N.A., Deutsche Bank Securities Inc. and JPMorgan Chase Bank, N.A. are Syndication Agents for the Facility. The Facility requires MMC to maintain certain coverage and leverage ratios which are tested quarterly. MMC was in compliance with these financial covenants at December 31, 2012. The Facility will expire on October 13, 2016. The Company had no borrowings outstanding under the Facility at December 31, 2012.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of required net capital, as defined, of $100,000, and requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15:1. At December 31, 2012, the Company had net capital of $4,971,683, which was $4,648,073 in excess of its required net capital of $323,610. The Company's aggregate indebtedness at December 31, 2012 was $4,854,146. The Company's ratio of aggregate indebtedness to net capital was .98 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2013

MMC Securities Corp.
1166 Avenue of the Americas
New York, N.Y. 10036

In planning and performing our audit of the financial statements of MMC Securities Corp. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 27, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP